Al Shams Investments Responds to Braemar’s Appointment of Another Conflicted
Ashford Inc. Executive to the Board of Directors

Issues Open Letter to the Outside Directors Urging Them to Promptly Call the
2026 Annual Meeting and Allow Shareholders to Elect New Directors

PEMBROKE, Bermuda – June 2, 2026 – Al Shams Investments Limited (“Al Shams” or “we”), the largest shareholder of Braemar Hotels & Resorts Inc. (NYSE: BHR) (“Braemar” or the “Company”), today sent a letter to Braemar’s outside directors urging them to promptly call the Company’s 2026 Annual Meeting of Shareholders to allow shareholders to elect new directors. This letter follows Al Shams' open letter of 8 May 2026, in which it urged the outside directors to pause further hotel divestitures pending the election of a new Board of Directors.

The full text of Al Shams’ letter is below:

AL SHAMS INVESTMENTS LIMITED

5B Waterloo Lane

Pembroke HM 08

Bermuda

2 June 2026

Braemar Hotels & Resorts Inc., Outside Members of the Board of Directors

Ms. Mary Candace Evans

Ms. Rebeca Odino-Johnson

Mr. Matthew D. Rinaldi

Ms. Kellie Sirna

Re: Call the 2026 Annual Meeting

Outside Members of the Board of Directors:

As you know, Al Shams Investments Limited (“Al Shams” or “we”) is the largest shareholder of Braemar Hotels & Resorts Inc. (“Braemar” or the “Company”).

For months, we have expressed our grave concerns regarding the oversight, judgment and independence of Braemar’s Board of Directors (the “Board”), most recently in our open letter to you of 8 May 2026. Other shareholders and the major proxy advisory firms have done the same by voting or recommending against directors en masse at the Company’s 2025 Annual Meeting of Shareholders (the “2025 Annual Meeting”).

We believe those voting results represent a clear message: shareholders have lost confidence in the Board’s ability to oversee the Company. In our view, the Board no longer has a mandate to govern, and it certainly does not have a mandate to make significant changes to its composition, or to Braemar’s portfolio, business configuration or strategy, without the input of the Company’s owners.

We were therefore deeply troubled by Braemar’s public announcement last week that two outside directors had resigned and, in their stead, the Board had appointed yet another senior executive of the Company’s external advisor, Ashford, Inc. (“Ashford” or the “Advisor”). As a result of these changes, Ashford employees—including its Chief Executive Officer, Chief Operating Officer and Senior Managing Director and Head of Acquisitions (collectively, the “Ashford Representatives”)—now occupy more than 40% of the seats on the Board.

We cannot fathom how you, the remaining outside directors—who, it should be noted, still comprise a majority of the Board—concluded that the right and proper response to the resignation of two outside directors was the appointment of a third Ashford employee. This action alone, in our view, further damages your legitimacy and supports our serious concern that no one on this Board is uncaptured by Ashford and its controlling shareholders, Archie and Monty Bennett. Do you not recognize the obvious conflicts of interest and risks associated with ceding further authority to Monty Bennett and his Ashford subordinates? Or have you simply chosen to ignore those risks, at shareholders’ peril?

In either event, you must surely appreciate that the Board’s confounding attempt at refreshment is unlikely to satisfy the investors who have vociferously demanded change at and since the 2025 Annual Meeting. That the Board would respond to shareholders’ discontent by amplifying Ashford’s influence in the boardroom is bad enough; that the Board would do so unilaterally demonstrates, in our view, a stunning lack of humility.

In light of these changes, the need to reconstitute the Board with credible fiduciaries has never been greater. We have identified a group of exceptionally accomplished candidates who are eager to apply their relevant expertise and fresh perspectives to Braemar’s challenges and opportunities and, most importantly, vigorously protect the interests of all shareholders. The Board should promptly call the 2026 Annual Meeting of Shareholders (the “2026 Annual Meeting”) so that shareholders can elect new directors in whom they have confidence.

Time is of the essence. The Board continues to evaluate strategic transactions that, if consummated, could result in a payment to Ashford in excess of $480 million. Rather than strengthening its independence as it confronts a consequential process rife with actual and potential conflicts of interest, the Board has moved in the opposite direction by increasing Ashford’s representation in the boardroom. That the two departing directors include the Chair of the Related Party Transaction Committee and the Chair of the Audit Committee—the two individuals most responsible for overseeing conflicts of interest—only heightens our concern that the primary beneficiaries of the Company’s strategic review process will be Monty and Archie Bennett.

It falls to you, the remaining outside directors, to fill the void left by your former colleagues and demonstrate that the Board is capable of acting independently and discharging its fiduciary duties faithfully. The first step is to promptly call the 2026 Annual Meeting and allow shareholders to elect directors of their choosing before proceeding with any further transactions. The four of you have the power, authority and duty to schedule that Annual Meeting, with or without the approval of the Bennetts. Absent this responsible move, we believe shareholders can have no confidence in you or the integrity of the Board’s strategic review process.

If you are unwilling to provide the independent oversight that shareholders deserve, you should follow the examples of Mses. Carter and Musser and resign.

Respectfully,

Al Shams Investments Limited

About Al Shams Investments Limited

Al Shams Investments Limited is a Bermuda-based private investment company focused on global investments across private equity, real estate, and alternative asset classes.

Certain Information Concerning the Participants

Al Shams, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying WHITE Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

At this time, the participants in the solicitation of proxies are anticipated to be Al Shams and Wafic Rida Said (collectively, the "Participants").

The Definitive Proxy Statement and accompanying WHITE Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on May 22, 2026, and is available here. As of the date hereof, by virtue of the relationship among the Participants as members in a Schedule 13(d) group and solely for the purpose of such Schedule 13(d) group, each of the Participants is deemed to beneficially own the 6,513,000 shares of Common Stock of the Company, par value $0.01, held directly by Al Shams.

Investor and Media Contact

Karim Khatoun

Email: info@suncapadvisory.com